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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                            MELAMINE CHEMICALS, INC.
                           (NAME OF SUBJECT COMPANY)

                            MELAMINE CHEMICALS, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, $.01 PAR VALUE PER SHARE,
                 AND ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS
                         (TITLE OF CLASS OF SECURITIES)

                                     585332
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                                 WAYNE D. DELEO
                   VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                            MELAMINE CHEMICALS, INC.
                                HIGHWAY 18 WEST
                        DONALDSONVILLE, LOUISIANA 70346
                                 (504) 473-3121
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE AND
          COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                               ----------------

                                WITH A COPY TO:
                               L. R. MCMILLAN, II
                            JONES, WALKER, WAECHTER,
                      POITEVENT, CARRERE & DENEGRE, L.L.P.
                             201 ST. CHARLES AVENUE
                       NEW ORLEANS, LOUISIANA 70170-5100
                                 (504) 582-8000

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ITEM 1. SECURITY AND SUBJECT COMPANY.

  The name of the subject company is Melamine Chemicals, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 39041 Highway 18 West, Donaldsonville, Louisiana 70346. The title of the class of equity securities to which this statement relates is the common stock, $0.01 par value per share, of the Company (the "Common Stock") and the associated Preferred Share Purchase Rights ("Rights") issued pursuant to the Rights Agreement described in Item 8 below. The Common Stock and associated Rights are referred to herein as the "Shares."

ITEM 2. TENDER OFFER OF THE BIDDER.

  This statement relates to a tender offer by MC Merger Corp. ("Offeror"), a Delaware corporation, which is wholly owned by Borden Chemical, Inc. ("Parent"), a Delaware corporation, which is itself wholly owned by Borden, Inc. ("Borden"), a New Jersey corporation, disclosed in a Tender Offer Statement on Schedule 14D-1, dated October 15, 1997 (the "Schedule 14D-1"), to purchase all of the outstanding Shares at a price of $20.50 per share (the "Offer Price"), net to each seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 15, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer").

  The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 9, 1997 (the "Merger Agreement"), among Parent, Offeror and the Company. Borden has guaranteed Parent's obligations under the Merger Agreement. The Merger Agreement provides, among other things, that as soon as practicable after the consummation of the Offer and the satisfaction or waiver of the other conditions set forth in the Merger Agreement, Offeror will be merged with and into the Company (the "Merger"), and the Company will continue as the surviving corporation (the "Surviving Corporation"). At the time of the consummation of the Merger (the "Effective Time"), each then outstanding Share (other than Shares owned by the Company, Parent, the Offeror, or any other wholly owned subsidiary of Parent, or by stockholders, if any, who are entitled to and who properly exercise and perfect appraisal rights under the Delaware General Corporation Law (the "DGCL")) will be converted automatically into the right to receive $20.50 in cash without interest thereon. The Merger Agreement has been filed herewith as Exhibit (c)(1) and is incorporated herein by reference.

  As set forth in the Schedule 14D-1, the principal executive offices of Offeror, Parent and Borden are located at 180 East Broad Street, Columbus, Ohio 43215.

ITEM 3. IDENTITY AND BACKGROUND.

  (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

  (b) Set forth below is each material contract, agreement, arrangement and understanding, and each actual or potential conflict of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates or (ii) Offeror, its executive officers, directors or affiliates.

CERTAIN AGREEMENTS

  Certain contracts, arrangements, agreements and undertakings between the Company and certain of its directors and executive officers are described in "The Board of Directors -- Compensation of Directors," "Executive Compensation and Certain Transactions with Management -- Compensation Committee and Long-Term Incentive Plan Committee Report on Executive Compensation," "-- Summary of Executive Compensation," and "-- Compensation Pursuant to Plans" in the Company's Information Statement furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 thereunder, which appears as Schedule I hereto. Information regarding the Company's Amended and Restated Long-Term Incentive Plan and 1996 Long-Term Incentive Plan appears below under the caption "-- The Merger Agreement --
 Company Stock Plans."

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THE MERGER AGREEMENT

  A copy of the Offer to Purchase is enclosed with this Schedule 14D-9. The summary of the Merger Agreement contained in the Offer to Purchase is incorporated herein by reference. Such summary should be read in its entirety for a more complete description of the terms and provisions of the Merger Agreement, which has been filed as Exhibit (c)(1) hereto and is also incorporated herein by reference. The following is a summary of certain portions of the Merger Agreement that relate to arrangements among the Company, Offeror, Parent, and the Company's executive officers and directors. This summary is qualified in its entirety by reference to the Merger Agreement.

  Board Representation. The Merger Agreement provides that promptly upon acceptance of the Shares for payment by Offeror pursuant to the Offer, Offeror shall be entitled to designate such number of directors, rounded up to the next whole number, as will give Offeror representation on the Board of Directors of the Company (the "Board") equal to the percentage of the outstanding Shares held by Offeror, and the Company shall, at such time, at the election of Offeror either increase the size of the Board or use its best efforts to cause the appropriate number of directors who are currently members of the Board to resign and Offeror's designees to be appointed or elected; provided, however, that until the Effective Time there shall be at least three members of the Board who currently are members of the Board and who are not designees, officers, directors, employees or affiliates of Parent or Offeror or employees of the Company (the "Independent Directors"). The Merger Agreement provides that if the number of Independent Directors shall be reduced below three for any reason, the Board shall, subject to the approval of the remaining Independent Directors, if any, fill the vacancy or vacancies by designating one or more persons who were directors on October 9, 1997 and are not officers, directors, employees or affiliates of Parent or Offeror or employees of the Company. Information required pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder with respect to the foregoing is furnished in Schedule I hereto.

  Company Stock Plans. The Merger Agreement provides that under the terms of the Company's Amended and Restated Long-Term Incentive Plan, effective July 31, 1987 (the "1987 Incentive Plan"), outstanding options granted thereunder will terminate upon the consummation of the Offer, and the option holders will be entitled, in exchange for their terminated options, to immediate payment by the Company of an amount in cash equal to (i) the excess of the Offer Price over the per share exercise price of the option multiplied by (ii) the number of Shares that would have been received upon exercise of the terminated option. As of October 10, 1997, executive officers of the Company as a group held options under the 1987 Incentive Plan to purchase an aggregate of 215,000 Shares, of which 168,334 were vested.

  Additionally, the Merger Agreement provides that under the Company's 1996 Long-Term Incentive Plan, effective September 9, 1996 (the "1996 Incentive Plan"), all outstanding options granted thereunder accelerated and became fully exercisable upon the Board's approval of the Offer and the Merger on October 9, 1997. In accordance with the terms of the Merger Agreement and the 1996 Incentive Plan, the Company will cause the Personnel and Compensation Committee of the Board to cancel all outstanding options granted under the 1996 Incentive Plan and will pay to each holder of such cancelled options, upon consummation of the Offer, an amount in cash equal to the product of (i) the excess of the Offer Price over the per share exercise price of each of the cancelled options, multiplied by (ii) the number of Shares that would have been received upon exercise of the cancelled options. As of October 10, 1997, executive officers and directors of the Company as a group held options granted under the Company's 1996 Incentive Plan to purchase an aggregate of 77,453 Shares, all of which were vested.

  Director and Officer Indemnification and Insurance. The Merger Agreement provides that the Company, and, from and after the Effective Time, the Surviving Corporation, shall indemnify, defend and hold harmless the present and former officers, directors, employees and agents of the Company against all losses, expenses, claims, damages, liabilities, judgments and settlement amounts that are paid or incurred in connection with actions or omissions occurring on or prior to the Effective Time (including without limitation the transactions contemplated by the Merger Agreement) to the fullest extent permitted or required under Delaware law and, in

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the case of indemnification by the Surviving Company, to the fullest extent permitted under Delaware law, the certificate of incorporation and the by-laws of the Company in effect on October 9, 1997, including provisions relating to advances of expenses in the defense of any action or suit.

  The Merger Agreement also provides that the certificate of incorporation and bylaws of the Surviving Corporation shall contain provisions no less favorable with respect to exculpation and indemnification of directors and officers than are set forth in the certificate of incorporation and bylaws of the Company, which provisions shall not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at or prior to the Effective Time were directors, officers, agents or employees of the Company or who were otherwise entitled to indemnification pursuant thereto. The Company's certificate of incorporation contains a provision that eliminates any liability of the Company's directors for monetary damages for breach of their fiduciary duty of care, subject to certain exceptions. In addition, the Company's bylaws contain a provision requiring the Company to indemnify any officer or director of the Company to the full extent permitted by the DGCL. In addition, the Merger Agreement provides that Parent will cause the Surviving Company to honor in accordance with their respective terms each of the indemnity agreements between the Company and each of its officers and directors as in effect on October 9, 1997 and will not terminate such agreements prior to or after the Effective Time.

  The Merger Agreement further provides that Company shall, and after the consummation of the Offer, Parent shall cause the Company to maintain in effect for not less than six years after the Effective Time, and for so long thereafter as any claim asserted during such time has not been fully adjudicated by a court of competent jurisdiction, the current policies of directors' and officers' liability insurance maintained by the Company on October 9, 1997 with respect to matters occurring through the Effective Time and covering parties who are covered by such current policies. The Merger Agreement further provides that, prior to consummation of the Offer, the Company shall endeavor to, and shall be permitted to, satisfy its obligation to maintain such insurance policies by extending coverage thereunder pursuant to a six year "tail" policy, provided that the lump sum payment to purchase such coverage does not exceed $250,000. If such a "tail" policy cannot be purchased on such terms prior to the consummation of the Offer, then the Company will be obligated under the Merger Agreement to endeavor to obtain such coverage at the lowest premium cost reasonably available, provided that the Company shall not be obligated to pay annual payments that exceed 200% of the annual premium payment in effect on the date of the Merger Agreement.

  Change of Control Agreements. The Merger Agreement provides that Parent shall honor all change of control agreements between the Company and its employees disclosed to it pursuant to the Merger Agreement. The terms of these agreements are described in Schedule I hereto.

CONFIDENTIALITY AGREEMENT

  The following is a summary of certain provisions of the Confidentiality and Standstill Agreement (the "Confidentiality Agreement") dated July 24,1997 between the Company and Parent filed as Exhibit (c)(2) hereto and incorporated herein by reference. The summary is qualified in its entirety by reference to the Confidentiality Agreement. Pursuant to the Confidentiality Agreement, Parent agreed, among other things, to keep confidential certain nonpublic or proprietary information of the Company furnished to Parent by or on behalf of the Company and to use the confidential information solely for the purpose of evaluating a possible transaction with the Company. Parent also agreed that for a period of two years from the date of the Confidentiality Agreement, neither Parent nor any of its affiliates shall, directly or indirectly, without the prior written invitation of the Board, (i) in any manner, alone or in concert with others, acquire, agree to acquire or make any proposal to acquire, any securities or property of the Company or any of its subsidiaries,
(ii) enter into or agree, offer, seek or propose to enter into or otherwise be involved in or part of, directly or indirectly, any merger, acquisition transaction or other business combination relating to the Company, (iii) make any solicitation of proxies to vote, or seek to advise or influence any person with respect to the voting of, any voting securities of the Company, or (iv) otherwise seek, alone or in concert with others, to control or influence the management, Board or policies of the

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Company. The negotiations and other actions that led to the execution and delivery of the Merger Agreement and the Tender Agreement (referred to below) occurred at the request of the Company's Board of Directors in accordance with the Confidentiality Agreement.

TENDER AGREEMENT

  ChemFirst, Inc. ("ChemFirst"), which holds approximately 23% of the outstanding Shares, has agreed to tender pursuant to the Offer all of the Shares held by it under a Tender Agreement dated as of October 9, 1997 by and among ChemFirst, Parent and Offeror. Under the terms of this agreement, ChemFirst has further agreed to, among other things, vote all of the Shares held by it in favor of the Merger and against any other agreement or action that would impede, interfere with, delay or postpone the Merger or the Offer.

BUSINESS DEALINGS WITH PARENT

  In the ordinary course of its business, the Company sells melamine crystal to Parent and its affiliates for their use in connection with the manufacturing of thermosetting resins. For the fiscal years ended June 30, 1995, 1996 and 1997, the Company sold $2.3 million, $2.4 million and $2.6 million of melamine crystal to Parent and its affiliates, respectively, which constituted 5.0%, 4.3% and 4.4% of the Company's total sales for such respective periods.

BONUS TO OFFICER

  On October 1, 1997, the Board authorized the Company to pay Wayne D. DeLeo, the Company's vice president and chief financial officer, a special cash bonus in the amount of $50,000 on November 30, 1997 in recognition of Mr. DeLeo's extraordinary service over the prior year in connection with negotiating a technology sharing agreement and exploring the Company's strategic alternatives.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

 (a) Recommendation of the Board

  The Board has approved, by unanimous vote of the directors present, the Offer, the Merger and the Merger Agreement, has determined that the consideration to be paid for the Shares in connection with the Offer and the Merger is fair to the stockholders of the Company, and has determined that the Offer and the Merger are otherwise in the best interests of the Company and its stockholders. The Board recommends that all stockholders accept the Offer and tender their Shares pursuant thereto.

 (b) Background; Reasons for the Recommendation

  (1) Background. The Company was formed in 1968 by Ashland Inc. ("Ashland") and a predecessor of ChemFirst, each of which owned 50% of the Company's stock prior to the Company's initial public offering in August 1987. At all times since the Company's initial public offering Ashland and ChemFirst have each held approximately 23% or more of the outstanding Shares.

  From time to time over the last several years, the Company's Board has considered a variety of strategic alternatives designed to enhance stockholder value through expansion, diversification or a change of control. Such alternatives have included the expansion of the Company's melamine plant in Donaldsonville, Louisiana (including the possible construction of the Company's own urea plant), domestic and international joint ventures to build new melamine plants, strategic partnerships, technology licensing arrangements, and change of control transactions, such as a merger or management buyout. Over the same period, the Company has explored with its principal stockholders various ways that they might be able to liquidate their investment in the Company.

  On June 10, 1997, the Company's president and chief executive officer, Frederic R. Huber, was approached by the chief executive officer of another company (the "Initial Bidder"), who expressed an interest in acquiring

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the Company for cash at an unspecified price. On June 11, Mr. Huber and two other officers of the Company met with the Initial Bidder's chief executive officer to gain a better understanding of the Initial Bidder's proposal and its ability to finance an acquisition of the Company.

  At a special meeting of the Board held on June 12, 1997, Mr. Huber advised the Board that the Initial Bidder appeared seriously interested in making such an acquisition and capable of doing so, and the Board authorized management to continue to discuss that possibility with the Initial Bidder. Thereafter, the Company entered into a confidentiality and standstill agreement with the Initial Bidder, and the Initial Bidder commenced a due diligence review of the Company.

  On June 27, 1997, while discussions continued with the Initial Bidder, James
W. Crook, the chairman of the board of the Company, received a letter from Paul W. Chellgren, the chairman of the board and chief executive officer of Ashland, offering, subject to certain conditions, to acquire all of the outstanding common stock of the Company not already owned by Ashland for $12.50 per share. Ashland publicly disclosed the offer in a Schedule 13D report, which was filed with the Securities and Exchange Commission ("SEC") on June 30.

  At a special meeting of the Board held on July 3, 1997, the Board authorized management to engage an investment banking firm to assist the Company with its evaluation of Ashland's offer, its continuing discussions with the Initial Bidder, and its evaluation of any other alternatives. Pursuant to that authority, the Company engaged Goldman, Sachs & Co. ("Goldman Sachs") as its financial advisor on July 10 to assist the Company in evaluating its options.

  During the week of July 21, 1997, at the request of the Board, Goldman Sachs commenced discussions with selected parties that it and management believed might be interested in and capable of acquiring the Company. Several of those parties, including Parent, entered into confidentiality and standstill agreements and engaged in varying degrees of due diligence activities, including management presentations, site visits and access to confidential financial, technical and other information. Ashland declined to enter into a confidentiality and standstill agreement substantially in the form entered into by other prospective purchasers, and consequently did not engage in similar due diligence activities.

  On August 14, 1997, Mr. Crook received a letter from Mr. Chellgren in which Ashland increased its offer from $12.50 to $14.75 per share. Mr. Chellgren reiterated Ashland's previously stated unwillingness to enter into a standstill agreement, but stated that it was still Ashland's strong preference to work with the Company toward a negotiated transaction. Ashland publicly disclosed the increased offer in an amendment to its Schedule 13D, which was filed with the SEC on August 15.

  The Company publicly announced on August 26, 1997 that it was continuing to review the Ashland offer and other alternatives, including the possible sale to buyers other than Ashland. In response to that announcement, Mr. Chellgren sent a letter to Mr. Crook on August 26 stating that Ashland was pleased that the Company was conducting a structured process to solicit acquisition proposals from other potential buyers and confirming that Ashland's $14.75 offer remained outstanding. Ashland publicly disclosed its August 26 letter in an amendment to its Schedule 13D, which was filed with the SEC on August 27.

  During the weeks of September 7 and 14, 1997, the Company provided the prospective purchasers, including Parent but not Ashland, with a proposed form of merger agreement and each such prospective purchaser was asked to provide the Company with a firm offer and a proposed mark-up of the draft agreement. The Company received final proposals from the remaining prospective purchasers, including Parent, in late September. During that time, representatives of the Company and the prospective purchasers negotiated the terms and form of merger agreement and related agreements and held discussions regarding various legal and business issues, including the price and other financial terms of the proposed transaction.

  Contemporaneously with the merger negotiations, the Company was also engaged in negotiations with Mississippi Chemical Company ("MCC") and MCC's wholly owned subsidiary, Triad Nitrogen, Inc. ("TNI"),

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regarding (i) a 25-year extension of a feedstock agreement with TNI, pursuant to which the Company purchases from TNI all of its requirements of urea and ammonia, the principal raw materials for its melamine production operations, and (ii) a 27-year extension of its site lease, pursuant to which the Company leases from TNI the land on which its plant and administrative offices are located. The feedstock and site lease agreements would otherwise expire in 2000, subject, in the case of the site lease, to the Company's option to extend. Most of the prospective purchasers, including Parent, had indicated that satisfactory extensions of those agreements would be a condition to their willingness to enter into a merger agreement with the Company.

  At a special meeting of the Board on the afternoon of October 1, 1997, management, Company counsel and representatives of Goldman Sachs reported on the status of discussions and negotiations with all prospective purchasers, including Ashland, and compared the principal terms offered by each prospective purchaser. Goldman Sachs also discussed the Company's stock price history and various financial analyses. At the conclusion of that meeting, the Board determined that Parent had submitted the most attractive proposal and authorized management, Company counsel and Goldman Sachs to attempt to complete their negotiations of a definitive merger agreement. At the direction of the Board, Goldman Sachs provided Ashland with an update regarding the process. Over the next four days, management and Company counsel continued to work with Parent's counsel to finalize the Merger Agreement and related documents.

  At a special meeting of the Board on October 6, 1997, management, Company counsel, and representatives of Goldman Sachs reported on the status of negotiations with Parent and reviewed the terms of the Offer and the Merger, and Goldman Sachs discussed again its analyses. Additionally, management reported on the status of negotiations with TNI concerning the proposed extensions of the feedstock and site lease agreements. Because MCC and TNI had not yet completed their review of those agreements and Parent had conditioned its proposal on satisfactory resolution of such agreements, action on the Merger Agreement was deferred until those agreements could be finalized and approved by MCC and TNI.

  At a special meeting of the Board on October 9, 1997, management reported that the feedstock and site lease agreements had been approved by MCC and TNI and would be executed that afternoon in a form acceptable to Parent. In addition, management, Company counsel and Goldman Sachs reported that there had been no substantive change in the status of negotiations with Parent with respect to the Merger Agreement and that management recommended approval of the Merger Agreement in substantially the form presented to the Board at the October 6 meeting. Additionally, Goldman Sachs furnished to the Board its opinion that, as of such date and based upon and subject to certain matters and assumptions, the cash consideration of $20.50 per Share to be received by the holders of the Shares in connection with the Offer and the Merger was fair from a financial point of view to such holders. Following discussion, the Board approved, by unanimous vote of the directors present, the Merger Agreement and determined to recommend that stockholders accept the Offer and tender their Shares pursuant thereto. The Merger Agreement was executed and publicly announced on the evening of October 9, 1997. On October 10, 1997, Ashland issued a press release indicating that, based on the limited information then available, it would be willing to withdraw its $14.75 per share offer and tender its Shares in connection with the Offer.

  Two members of the Board, David D'Antoni and Scotty B. Patrick, are officers of Ashland. As a result, from the time that Ashland first indicated an interest in acquiring the Company on June 27, 1997, through the approval of the Merger Agreement on October 9, 1997, Messrs. D'Antoni and Patrick did not receive any information regarding the status of discussions with other prospective bidders, did not participate in any Board deliberations regarding those discussions, and did not vote on any of the matters described above, other than the approvals of the feedstock and site lease agreements. Accordingly, statements to the effect that certain matters pertaining to Parent's proposal were approved by the Board refer only to the votes of the other six directors (all of whom participated in the applicable Board meetings). Shortly after the execution of the Merger Agreement, Messrs. D'Antoni and Patrick advised the Company that they fully supported the Offer and the Merger.


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  (2) Reasons for the Recommendation. In approving the Merger Agreement and the transactions contemplated thereby, and in recommending that all stockholders of the Company tender their Shares pursuant to the Offer, the Board considered a number of factors, including:

    (a) the terms of the Merger Agreement;

    (b) the financial condition, results of operations, business and prospects of the Company;

    (c) the significant competition in the Company's markets from other large, well-financed chemical manufacturers;

    (d) the difficulties faced by any single-product, single-plant company in achieving growth and expansion, and the difficulties experienced in recent years by the Company in attempting to achieve these objectives;

    (e) that the $20.50 per Share cash consideration to be received by the stockholders represents a significant premium over the trading price of the Shares in late June 1997, immediately prior to the commencement of the process described above;

    (f) the opinion dated October 9, 1997 of Goldman Sachs that, as of October 9, 1997 and based upon and subject to certain matters and assumptions, the cash consideration of $20.50 per Share to be received by the holders of Shares in the Offer and the Merger was fair from a financial point of view to such holders;

    (g) that the Merger Agreement, while not permitting the Company to continue to solicit or initiate discussions with other prospective purchasers, permits the Company under certain specified circumstances to furnish information to, and negotiate or participate in discussions with, third parties;

    (h) that before recommending the Offer and the Merger Agreement, the Company, with assistance from Goldman Sachs, solicited acquisition interest from third parties that did not result in alternative proposals on more favorable terms;

    (i) the reasonableness of the termination fee requirements in the Merger Agreement; and

    (j) the limited number of conditions to the obligations of Parent and Offeror to consummate the Offer and the Merger, including the absence of a financing condition in the Offer.

  The Board did not assign relative weights to the foregoing factors or determine that any factor was of more importance than other factors. Rather, the Board viewed its conclusions and recommendations as being based on the totality of the information presented to and considered by it.

  A copy of the written opinion of Goldman Sachs, which sets forth the factors considered, assumptions made and any limitations on its review, is attached as Exhibit (a)(6) to this Schedule 14D-9. Stockholders are urged to read the opinion of Goldman Sachs carefully and in its entirety.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  Pursuant to a letter agreement dated July 10, 1997 (the "Engagement Letter"), the Company retained Goldman Sachs to act as its financial advisor in connection with the possible sale of all or part of the Company. Under the terms of the Engagement Letter, the Company paid Goldman Sachs an initial fee of $150,000 upon execution of the Engagement Letter and agreed to pay Goldman Sachs an opinion fee of $500,000 upon delivery of a fairness opinion and a transaction fee payable upon consummation of the Offer equal to 1.75% of the aggregate consideration up to $12.50 per Share plus 3% of the aggregate consideration in excess of $12.50 per Share against which the initial fee and opinion fee are creditable. In addition, the Engagement Letter provides that the Company will reimburse Goldman Sachs for its out-of-pocket expenses and will indemnify Goldman Sachs against certain liabilities, including liabilities arising under the federal securities laws.

  In the past, Goldman Sachs has performed certain investment banking services for the Company and Parent and has received customary fees for such services. In the ordinary course of its business, Goldman Sachs and its

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affiliates may actively trade the equity securities of the Company for their own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

  (a) On August 6, 1997, pursuant to the 1996 Incentive Plan and in accordance with customary practice, the Company issued options to purchase an aggregate of 70,000 Shares at $13.875 per Share to the executive officers of the Company indicted below:

      NAME:                                           SHARES SUBJECT TO OPTIONS:
      -----                                           --------------------------
      James W. Crook.................................           15,000
      Frederic R. Huber..............................           15,000
      Martin Lapari..................................           15,000
      Wayne D. DeLeo.................................           15,000
      William A. Sorensen............................           10,000

  (b) On August 26, 1997, Mr. Crook, the Company's chairman, exercised an option to purchase 50,000 Shares at an exercise price of $12.75 per Share.

  (c) On September 11, 1997, the Company paid a special bonus to Mr. Lapari, the Company's vice president of manufacturing and engineering, in the amount of $67,187.50, less applicable withholding taxes, representing the aggregate value of an option to purchase 20,000 Shares that expired on August 26, 1997.

  (d) To the best of the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, each executive officer, director and affiliate of the Company currently intends to tender to Offeror all Shares held of record or beneficially by such persons.

  (e) As indicated above, ChemFirst has entered into an agreement with Parent and Offeror whereby it has agreed to tender its Shares in connection with the Offer.

  (f) As indicated above, in a press release dated October 10, 1997, Ashland indicated that, based on the limited information then available, it would be willing to withdraw its $14.75 per Share offer and tender its Shares in connection with the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

  (a) Except as set forth in this Schedule 14D-9, no negotiation is being undertaken or is underway by the Company in response to the Offer that relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

  (b) There are no transactions, board resolutions, agreements in principle, or signed contracts in response to the Offer, other than as described in Item 3(b) or in Item 8 of this Schedule 14D-9 (which is hereby incorporated herein by reference), that relate to or would result in one or more of the matters referred to in Item 7(a)(i), (ii), (iii) or (iv).

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

RIGHTS AGREEMENT

  The Board entered into a Rights Agreement (the "Rights Agreement") dated as of November 5, 1990, with Wachovia Bank and Trust Company, N.A. (now Wachovia Bank, N.A.), as Rights Agent (the "Agent"), which was amended by an Amendment dated as of August 7, 1991 (the "First Amendment"), a Second Amendment to Rights Agreement dated as of August 3, 1994 (the "Second Amendment"), a Third Amendment of Rights Agreement dated as of October 9, 1997 (the "Third Amendment") and a Fourth Amendment of Rights Agreement dated as of October 9, 1997 (the "Fourth Amendment"), each between the Company and the Agent. The purpose of the Rights Agreement is to protect the stockholders of the Company against rapid accumulations of Shares by hostile bidders and unsolicited coercive tender offers at inadequate prices by offerors who decline to negotiate with the Board as the representative of the stockholders. The Rights may cause substantial ownership dilution to a person or group who attempts to acquire the Company without the approval of the Board.

  Pursuant to the Rights Agreement, on November 5, 1990, the Board declared a dividend of one share purchase right (a "Right") for each outstanding share of Common Stock. Under certain conditions, each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, no par value, (the "Preferred Shares"), of the Company at a price of $30 per one one-hundredth of a Preferred Share, subject to adjustment. The Rights, which do not have any voting privileges, expire on November 15, 1998, and may be redeemed by the Company at a price of $0.01 per Right at any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 10% or more of the outstanding Shares.

  The Rights may not be exercised until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 10% or more of the outstanding Shares (or any outstanding Shares in the case of Ashland and ChemFirst) or (ii) 10 business days (or such later date as may be determined by action of the Board prior to such time as any Person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 10% or more of such outstanding Shares (or any outstanding Shares in the case of Ashland and ChemFirst) (the earlier of such dates being called the "Distribution Date"). The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Shares.

  In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its assets or earning power are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event any person becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Shares bearing a market value of two times the exercise price of the Right.

  At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of the outstanding Common Shares and prior to the acquisition by such person or group of 50% or more of the outstanding Shares, the Board may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one Share, or one one-hundredth of a Preferred Share (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

  The purpose of the First Amendment, the Second Amendment and the Third Amendment was to extend the Final Expiration Date to November 15, 1991, 1994 and 1998, respectively. Consistent with the Board's approval and adoption of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and its recommendation that all stockholders accept the Offer and tender their Shares in response to it, the Board approved on October 9, 1997 a Fourth Amendment to the Rights Agreement exempting the Merger Agreement, the Offer and the Merger from the restrictions imposed on offerors generally by the Rights Agreement and providing that the Rights will expire at the consummation of the Offer.

CERTIFICATE OF INCORPORATION

  Article Ninth of the certificate of incorporation of the Company contains provisions that are intended to protect stockholders against a second-step forced merger with a hostile acquiror at an inadequate price following a successful unsolicited coercive tender offer. For the reasons described in the preceding paragraph, the Board voted on October 9, 1997 to exempt the Offer and the Merger from the restrictions imposed by Article Ninth.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

 EXHIBIT NO.
 -----------
   (a)(1)*+  Offer to Purchase dated October 15, 1997.
   (a)(2)*+  Letter of Transmittal.
   (a)(3)    Press release issued by Parent and the Company dated October 9,
             1997 (incorporated by reference to the Company's Current Report on
             Form 8-K, dated October 9, 1997).
   (a)(4)*   Letter to stockholders of the Company dated October 15, 1997.
   (a)(5)+   Form of Summary Advertisement dated October 15, 1997.
   (a)(6)*   Opinion dated October 9, 1997 of Goldman Sachs & Co.
   (c)(1)+   Agreement and Plan of Merger dated as of October 9, 1997 by and among the Company, Parent and Offeror.
   (c)(2)    Confidentiality and Standstill Agreement dated July 24, 1997 between the Company and Parent.
   (c)(3)    1996 Long-Term Incentive Compensation Plan (incorporated by reference to the Company's Registration Statement on Form S-8
             filed on October 3, 1997 (Registration Number 333-37127)).
   (c)(4)    Amended and Restated Long-Term Incentive Plan (incorporated by reference to the Company's Annual Report on Form 10-K filed on
             September 26, 1997 for the fiscal year ended June 30, 1997).
   (c)(5)    Form of Director Indemnity Agreement (incorporated by reference to the Company's registration statement on Form S-1 filed on June 23,
             1987 (Registration Number 33-15181)).
   (c)(6)    Form of Change of Control Agreement (incorporated by reference to the Company's Annual Report on Form 10-K filed on September 26,
             1997 for the fiscal year ended June 30, 1997).
   (c)(7)+   Tender Agreement dated as of October 9, 1997 among Parent, Sub and
             ChemFirst.

--------
*  Included in materials delivered to stockholders of the Company.
+ Filed as an exhibit to Offeror's Tender Offer Statement on Schedule 14D-1 dated October 15, 1997 and incorporated herein by reference.

                                   SIGNATURES

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 15, 1997
                                          MELAMINE CHEMICALS, INC.



                                               /s/  Frederic R. Huber
                                          By __________________________________
                                                    Frederic R. Huber
                                              President and Chief Executive
                                                         Officer

                                                                     SCHEDULE I

                           MELAMINE CHEMICALS, INC.
                                HIGHWAY 18 WEST
                        DONALDSONVILLE, LOUISIANA 70346

                               ----------------

                             INFORMATION STATEMENT

                           PURSUANT TO SECTION 14(F)
                                    OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                                      AND
                             RULE 14F-1 THEREUNDER

                               ----------------

  This Information Statement is being furnished as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Melamine Chemicals, Inc. (the "Company") to be mailed on or about October 16, 1997 to stockholders of record of the Company in connection with the transactions contemplated by the Agreement and Plan of Merger (the "Merger Agreement") dated as of October 9, 1997, by and among the Company, Borden Chemical, Inc. ("Parent") and MC Merger Corp. (the "Offeror"). Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by the Offeror to hold at least a majority of the positions on the board of directors of the Company (the "Board"). The Merger Agreement requires the Company, upon acceptance for payment by the Offeror for the Shares pursuant to the Offer, at the election of the Offeror to either increase the size of the Board or use its best efforts to cause an appropriate number of the members of the Board to resign and for the Offeror's designees to be elected or appointed to the Board under the circumstances described therein. See "The Board of Directors--Right of Offeror to Designate Directors."

  Pursuant to the Merger Agreement, the Offeror commenced the Offer on October 15, 1997. The Offer is scheduled to expire on November 13, 1997, unless the Offer is extended. The Merger Agreement provides that, following the consummation of the Offer and the satisfaction or waiver of certain conditions, the Offeror will be merged with and into the Company (the "Merger"). As a result of the Offer and the Merger, the Company will become a wholly-owned subsidiary of Parent.

  This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder. You are urged to read this information statement carefully. You are not, however, required to take any action in connection with this Information Statement.

  The information contained in this Information Statement concerning the Offeror's designees has been furnished to the Company by Parent and the Offeror, and the Company assumes no responsibility for the accuracy or completeness of such information.

                            THE BOARD OF DIRECTORS

GENERAL

  The common stock, $.01 par value per share, of the Company (the "Common Stock") is the only class of voting securities of the Company outstanding. Each share of Common Stock entitles the holder to cast one vote with respect to matters submitted to the Company's stockholders for their consideration or approval. As of October 14, 1997, there were 5,627,934 shares of Common Stock outstanding. Pursuant to authority granted to it under the Company's by-laws, the Board has fixed the size of the Board at eight members. All eight of the Company's current directors serve staggered three-year terms. Each director holds office until such director's successor is elected and qualified or until such director's earlier resignation or removal. Vacancies in the Board may be filled by the Board; any director chosen to fill a vacancy will hold office until the next election of directors for the class of directors to which he has been allocated or until his successor is elected and qualified.

RIGHT OF OFFEROR TO DESIGNATE DIRECTORS

  The Merger Agreement provides that upon acceptance for payment for the Shares by the Offeror pursuant to the Offer, the Offeror will be entitled to designate such number of directors, rounded up to the next whole number, that will confer upon the Offeror representation on the Board equal to at least that number of directors equal to the product of (i) the total number of directors on the Board and (ii) the percentage that the number of Shares so purchased by the Offeror bears to the number of Shares outstanding, and the Company is required, at such time, at the option of the Offeror to either increase the size of the Board or to use its best efforts to cause the appropriate number of directors to resign and the Offeror's designees to be appointed or elected. The Offeror has informed the Company that each of the Offeror's designees named herein has consented to act as a director. Until the consummation of the Merger, the Company is required to maintain on the Board, to the extent they are willing to serve, at least three directors who were directors on October 9, 1997 and who are not designees, officers, directors, employees or affiliates of Parent or the Offeror, or employees of the Company.

OFFEROR DESIGNEES

  The Offeror and Parent have advised the Company that they currently intend to designate one or more of the persons listed on Schedule I to the Offer to Purchase, which Schedule I is incorporated herein by reference, to serve as directors of the Company. The Offeror and Parent have advised the Company that all of such persons have consented to act as directors of the Company, if so designated.

                                    Sch I-2

CURRENT DIRECTORS OF THE COMPANY

  The following table sets forth certain information as of October 14, 1997 regarding the current directors of the Company. Unless otherwise indicated, each director has been engaged in the principal occupation shown for more than the past five years.

 NAME, AGE, PRINCIPAL OCCUPATION AND DIRECTORSHIPS IN OTHER   DIRECTOR  TERM
                     PUBLIC CORPORATIONS                       SINCE   EXPIRES
 ----------------------------------------------------------   -------- -------
Nilon H. Prater, 68..........................................   1991    1997
 Retired Corporate Executive: Director, Calgon Carbon
 Corporation; Director, Harsco Corporation; Director, Koppers
 Industries, Inc.
Daniel D. Reneau, 57.........................................   1987    1997
 President, Louisiana Tech University
David J. D'Antoni, 52........................................   1992    1998
 President, Ashland Chemical Company and Senior Vice
 President, Ashland Inc.; Director, State Auto Financial
 Corporation
Frederic R. Huber, 62........................................   1996    1998
 President and Chief Executive Officer, Melamine Chemicals,
  Inc.
R. Michael Summerford, 49....................................   1983    1998
 Vice President and Chief Financial Officer, ChemFirst, Inc.
 (or a predecessor company); Director, Getchell Gold
 Corporation
James W. Crook, 67...........................................   1972    1999
 Chairman of the Board of the Company; Director, ChemFirst,
 Inc.
Charles M. McAuley, 64.......................................   1979    1999
 Retired Corporate Executive(1)
Scotty B. Patrick, 62........................................   1968    1999
 Group Vice President, Petrochemical and Technical, Ashland
 Chemical Company

--------
(1) From April 1992 to August 1994, Mr. McAuley served as President, Chief Executive Officer and a Director of FirstMiss Gold Inc.

                               ----------------

  During the fiscal year ended June 30, 1997, the Board held five meetings. All of the directors attended 75% or more of the aggregate number of meetings of the Board and committees of which they were members.

  The Board has no nominating committee. The Board has an Audit Committee on which Messrs. Patrick, Prater and McAuley serve. The Audit Committee has general responsibility for meeting from time to time with representatives of the Company's independent public accountants in order to obtain an assessment of the financial position and results of operations of the Company and to report to the Board with respect thereto. The Committee met two times during fiscal year 1997. The Board also has a Personnel and Compensation Committee (the "Compensation Committee") on which Messrs. Prater, Summerford and Reneau serve. The Compensation Committee has general responsibility for the administration of certain of the Company's employee benefit plans and of the Company's compensation structure. The Compensation Committee met four times during fiscal year 1997. The Long-Term Incentive Plan Committee, on which Messrs. Reneau and Prater serve, administers the 1996 Incentive Plan and determines the type, size and recipients of awards granted thereunder. This committee met once during fiscal year 1997.

COMPENSATION OF DIRECTORS

  During the period July 1, 1996 through June 30, 1997, non-employee directors were compensated for their services at the rate of $800 per month and $800 per day for attendance at board and committee meetings. The Chairman of each committee receives an additional $100 per meeting. Each non-employee director is also

                                    Sch I-3
entitled to receive a grant of stock options each year. The number of options granted to each non-employee director is equal to the amount of cash compensation paid to the director by the Company for services as a director during the preceding twelve months divided by the per share fair market value of the Common Stock. On November 13, 1996, Mr. McAuley was granted an option to purchase 1,909 shares; Mr. Prater was granted an option to purchase 1,698 shares; and Messrs. Reneau and Summerford were each granted an option to purchase 1,923 shares. Messrs. D'Antoni and Patrick have waived their right to receive directors' fees and options. Directors are reimbursed for travel expenses to and from meetings upon request. No fees are paid for informal meetings or meetings held by telephone conference call. The Company furnishes each director with $50,000 in accidental death and dismemberment insurance protection at an annual premium cost of approximately $31 per director.

              SECURITY HOLDINGS OF DIRECTORS, EXECUTIVE OFFICERS
                         AND CERTAIN BENEFICIAL OWNERS

HOLDINGS OF DIRECTORS AND EXECUTIVE OFFICERS

  The following table sets forth certain information as of October 14, 1997 concerning the beneficial ownership of the Company's Common Stock by each director and each executive officer named in the Summary Compensation Table appearing elsewhere herein. Unless otherwise noted, all shares shown as beneficially owned are held with sole voting and investment power.

                                                       NUMBER OF
                                                         SHARES          PERCENT
                                                      BENEFICIALLY         OF
NAME                                                     OWNED            CLASS
----                                                  ------------       -------
Current Directors and Executive Officers
James W. Crook.......................................   121,667(1)          2.1%
David J. D'Antoni....................................    11,370(2)         (3)
Frederic R. Huber....................................    86,141(4)          1.5%
Charles M. McAuley...................................     2,109(5)         (3)
Scotty B. Patrick....................................    21,000            (3)
Nick H. Prater.......................................     2,698(6)         (3)
Daniel D. Reneau.....................................     2,547(7)         (3)
R. Michael Summerford................................     2,123(8)         (3)
Wayne D. DeLeo.......................................    57,042(9)          1.0%
Martin F. Lapari.....................................    53,589(10)        (3)
William A. Sorensen..................................    30,834(11)        (3)
Offeror Designees

Persons listed on Schedule 1 to the Offer to Pur-
 chase...............................................        --            (3)

All directors, Offeror Designees and executive offi-
 cers as a group.....................................   391,120(12)         6.5%

--------
 (1) Includes 56,667 shares which Mr. Crook may purchase under immediately exercisable options. Does not include 1,275,000 shares held by ChemFirst with respect to which Mr. Crook shares voting and investment power as a member of the ChemFirst Board of Directors.
 (2) Includes 10,870 shares owned by Mr. D'Antoni's wife and son.
 (3) Less than 1%.
 (4) Includes 800 shares owned by Mr. Huber's wife, children and mother-in-law and 63,333 shares which Mr. Huber may purchase under immediately exercisable options.
 (5) Includes 1,909 shares which Mr. McAuley may purchase under immediately exercisable options.
 (6) Includes 1,698 shares which Mr. Preter may purchase under immediately exercisable options.
 (7) Includes 24 shares owned by Mr. Reneau's son and 1,923 shares which Mr. Reneau may purchase under immediately exercisable options.
 (8) Includes 1,923 shares which Mr. Summerford may purchase under immediately exercisable options.
 (9) Includes 47,500 shares which Mr. DeLeo may purchase under immediately exercisable options.

                                    Sch I-4

(10) Includes 40,000 shares which Mr. Lapari may purchase under immediately exercisable options.
(11) Includes 30,834 shares which Mr. Sorensen may purchase under immediately exercisable options.
(12) Includes 238,334 shares that executive officers may purchase under immediately exercisable options.

HOLDINGS OF CERTAIN BENEFICIAL OWNERS

  The following table sets forth information regarding ownership of the Company's Common Stock by each person known to the Company to be the beneficial owner of more than 5% of the outstanding Common Stock. Unless otherwise noted, all shares shown as beneficially owned are held with sole voting and investment power.

                                                         NUMBER OF
                                                           SHARES        PERCENT
                                                        BENEFICIALLY       OF
NAME AND ADDRESS                                           OWNED          CLASS
----------------                                        ------------     -------
Ashland Inc............................................  1,275,000(1)     22.7%
 5200 Blazer Parkway
 Dublin, OH 43017
ChemFirst, Inc.........................................  1,275,000(2)     22.7%
 700 North Street
 Jackson, MS 39215-1249
The Killen Group, Inc..................................    465,925(3)      8.3%
 1189 Lancaster Avenue
 Berwyn, PA 19312
Laifer Capital Management, Inc.........................    430,300(4)      7.6%
 45 West 45th Street
 New York, NY 10036
Dimensional Fund Advisors, Inc.........................    370,000(5)      6.6%
 1299 Ocean Avenue, 11th Floor
 Santa Monica, CA 90401
SAFECO Corporation.....................................    326,200(6)      5.8%
 SAFECO Plaza
 Seattle, WA 98185

--------
(1) As reported on Amendment No. 3 to Schedule 13D dated October 10, 1997 and filed with the SEC.
(2) As reported on Schedule 13G dated February 8, 1988 and filed with the SEC. Pursuant to a Tender Agreement, dated October 9, 1997, between ChemFirst, Parent and Offeror, Parent and Offeror now hold voting power of these Shares with respect to certain matters as described more fully in the
    Schedule 14D-1.
(3) As reported on Amendment No. 4 to Schedule 13G dated February 14, 1997 and filed with the SEC. Sole voting power is held only with respect to 144,500 of such shares.
(4) As reported on Form 13F dated August 13, 1997 and filed with the SEC. Sole voting power is held only with respect of 294,900 of such shares.
(5) As reported on Amendment No. 5 to Schedule 13G dated February 5, 1997 and filed with the SEC. Dimensional Fund Advisors Inc. ("Dimensional"), a registered investment advisor, is deemed to have beneficial ownership of 370,000 shares of the Common Stock as of December 31, 1996, all of which shares are held in portfolios of DFA Investment Dimensions Group Inc., a registered open-end investment company, or in series of the DFA Investment Trust Company, a Delaware business trust, or the DFA Group Trust and DFA Participation Group Trust, investment vehicles for qualified employee benefit plans, all of which Dimensional Fund Advisors Inc. serves as investment manager. Dimensional disclaims beneficial ownership of all such shares. Sole voting power is held only with respect of 252,900 of such shares.
(6) As reported on Form 13F dated June 30, 1997 and filed with the SEC.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

  Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors, executive officers and greater-than-10% stockholders to file with the SEC reports of beneficial ownership of the Company's Common Stock. During 1997, Mr. William A. Sorensen, the Company's Vice President of Sales and Marketing, inadvertently filed late one report relating to one transaction.

                                    Sch I-5

        EXECUTIVE COMPENSATION AND CERTAIN TRANSACTIONS WITH MANAGEMENT

SUMMARY OF EXECUTIVE COMPENSATION

  The following table sets forth information with respect to compensation paid by the Company for services rendered in all capacities during the fiscal years ended June 30, 1995, 1996 and 1997 by each person who served as Chief Executive Officer and each other executive officer who received compensation totaling $100,000 or more for services rendered during the most recently completed fiscal year.

                          SUMMARY COMPENSATION TABLE

                                                   LONG-TERM
                           ANNUAL COMPENSATION    COMPENSATION
                         ------------------------ ------------
                                                   NUMBER OF
                                                     SHARES
   NAME AND PRINCIPAL    FISCAL                    UNDERLYING      ALL OTHER
        POSITION          YEAR   SALARY   BONUS     OPTIONS    COMPENSATION(1)
   ------------------    ------ -------- -------- ------------ -----------------
Frederic R. Huber.......  1997  $209,250 $198,361    10,000         $8,370
 President and Chief      1996   191,735   71,050    15,000          7,669
 Executive Officer        1995   179,907   86,394    15,000          7,196
Wayne D. DeLeo..........  1997  $140,828 $101,550    10,000         $5,440
 Vice President and       1996   120,185   44,100    10,000          4,635
 Chief Financial Officer  1995   109,859   28,547     7,500          4,233
Martin F. Lapari........  1997  $135,013 $ 96,376    10,000         $5,216
 Vice President of        1996   114,841   42,140    10,000          4,429
 Manufacturing and
  Engineering             1995   104,976   27,277     7,500          4,045
William A. Sorensen.....  1997  $110,750 $ 72,074     7,500         $4,430
 Vice President of        1996   100,372   37,100     5,000          4,015
 Sales and Marketing      1995    95,457   20,684         0          1,935

--------
(1) Amount represents the Company's matching contribution to the 401(k) retirement plan.

STOCK OPTIONS

  Set forth below is information on stock options granted in fiscal year 1997:

                                                                            POTENTIAL
                                                                         REALIZABLE VALUE
                                                                            AT ASSUMED
                              OPTION GRANTS IN LAST FISCAL YEAR          ANNUAL RATE OF
                                                                           STOCK PRICE
                                                                         APPRECIATION FOR
                                        INDIVIDUAL GRANTS                  OPTION TERM
                         ----------------------------------------------- ----------------
                          NUMBER OF     PERCENT OF
                          SECURITIES  TOTAL OPTIONS
                          UNDERLYING    GRANTED TO
                           OPTIONS      EMPLOYEES    EXERCISE EXPIRATION
NAME                     GRANTED(1)   IN FISCAL YEAR  PRICE      DATE      5%      10%
----                     ------------ -------------- -------- ---------- ------- --------
Frederic R. Huber.......    10,000         17.4%      $7.125   8/13/06   $44,809 $113,554
Wayne D. DeLeo..........    10,000         17.4%       7.125   8/13/06    44,809  113,554
Martin F. Lapari........    10,000         17.4%       7.125   8/13/06    44,809  113,554
William A. Sorensen.....     7,500         13.0%       7.125   8/13/06    33,607   85,166


--------
(1) The options become exercisable in three equal annual increments beginning one year after granted and will terminate in exchange for their cash value upon consummation of the Offer.

                                    Sch I-6

  Set forth below is information on the options exercised in fiscal year 1997 and the fiscal year-end value of unexercised options to purchase Common Stock held by the named executives:

                          AGGREGATE OPTION EXERCISES
             IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

                          NUMBER OF                NUMBER OF SECURITIES           VALUE OF UNEXERCISED
                           SHARES             UNDERLYING UNEXERCISED OPTIONS IN-THE-MONEY OPTIONS AT FISCAL
                          ACQUIRED    VALUE         AT FISCAL YEAR-END                  YEAR-END
NAME                     ON EXERCISE REALIZED  EXERCISABLE/UNEXERCISABLE(1)  EXERCISABLE/UNEXERCISABLE(1)
----                     ----------- -------- ------------------------------ ------------------------------
Frederic R. Huber.......   40,000    $190,000         35,000/25,000                 $258,750/147,500
Wayne D. DeLeo..........   17,500      98,125         23,333/19,167                   79,790/115,210
Martin F. Lapari........        0           0         35,833/19,167                  131,665/115,210
William A. Sorensen.....        0           0         16,667/10,833                   120,835/66,353

--------
(1) All of the unexercisable options have or will become exercisable in connection with the transactions contemplated under the Merger Agreement.

COMPENSATION PURSUANT TO PLANS

 Retirement Plans

  The Company funds a qualified defined benefit retirement plan and related trust (the "Retirement Plan") covering all employees of the Company who have completed six months of employment and worked at least 1,000 hours. An employee becomes fully vested after five years. Retirement Plan benefits are based on the participant's highest average base monthly compensation for any successive five-year period preceding retirement or termination of employment and are not subject to reduction for Social Security benefits. Retirement income payable to a participant is equal to the sum of 1.4% of that portion of highest average monthly compensation that is not in excess of $600, plus 1.8% of his or her highest average base monthly compensation in excess of $600, multiplied by years of service.

  A participant may select one of five alternative payment options under the Retirement Plan, including the Ten Years Certain and Life Option, the Life Option, the Joint Annuitant Option, the Joint and 66 2/3% Survivor Option or the lump-sum distribution. Except for lump sum distribution, each of these options allows for the payment of benefits to the participant's dependents upon the participant's death. Each payment option has the same actuarial value at commencement, but monthly payments vary according to the alternative selected. The benefit formula notwithstanding, the annual retirement benefit cannot exceed the maximum benefit allowed under Section 415(b) of the Internal Revenue Code. For 1997, the maximum annual benefit is $125,000.

  In fiscal year 1995, the Company adopted a Supplemental Retirement Plan (the "Supplemental Plan") to supplement the retirement plan benefits limited under federal law. The supplemental annual payment under this plan is equal to the excess of the participant's benefits calculated under the Retirement Plan over the maximum benefit permitted by law. The Compensation Committee approves all employees covered under the Supplemental Plan. Mr. Huber is the only employee currently covered by the Supplemental Plan.

                                    Sch I-7

  The following table reflects annual retirement benefits that a participant with the years of service and the salary levels indicated below can expect to receive under the Retirement Plan and, in the case of Mr. Huber, the Supplemental Plan upon retirement at age 65. The table assumes that benefits are paid pursuant to the Ten Years Certain and Life Option. Covered compensation for each of the named officers equals the amount of salary reported in the Summary Compensation Table. As of June 30, 1997, Messrs. Huber, DeLeo, Lapari and Sorensen had 5, 9, 14 and 3 years of credited service, respectively.

                                                 YEARS OF SERVICE
                                  ----------------------------------------------
REMUNERATION                        5      10      15      20      25      30
------------                      ------ ------- ------- ------- ------- -------
$100,000......................... $8,856 $17,712 $26,568 $35,424 $44,280 $53,136
 125,000......................... 11,106  22,212  33,318  44,424  55,530  66,636
 150,000......................... 13,356  26,712  40,068  53,424  66,780  80,136
 175,000......................... 15,606  31,212  46,818  62,424  78,030  93,636
 200,000......................... 17,856  35,712  53,568  71,424  89,280 107,136
 225,000......................... 20,106  40,212  60,318  80,424 100,530 120,636
 250,000......................... 22,356  44,712  67,068  89,424 111,780 134,136

 Change of Control Severance Agreements

  The Company has entered into agreements with Messrs. Huber, DeLeo, Lapari, and Sorensen providing for severance benefits if the officer's employment is terminated for the reasons described below during a two-year period following a change in control of the Company. The severance benefit is equal to the sum of (i) two times the sum of the officer's annual salary and bonus; (ii) any accrued and unpaid or deferred benefits, including accrued salary, vacation pay and accrued bonus, and (iii) the actuarial difference between the amount the officer would receive under the Retirement Plan if he were employed for the two-year period following termination and the amount paid or payable thereunder. The agreement also provides for the continued provision of benefits under the Company's welfare benefit plans, practices, policies and programs.

  Severance benefits under these agreements are payable to Messrs. Huber and DeLeo upon termination of employment by the Company other than for disability or cause, as defined therein, or by the officer for any reason. Such severance benefits are payable to Messrs. Lapari and Sorensen upon termination of employment by the Company other than for disability or cause, as defined therein, or by the officer for good reason, as defined therein. In no event, however, may severance benefits payable under such agreements exceed the amount allowable to the Company as a deduction for federal tax purposes under applicable law.

CERTAIN TRANSACTIONS

  Furnished below is information regarding certain transactions in which executive officers, directors and principal stockholders of the Company had an interest during the fiscal year ended June 30, 1997.

  Prior to its initial public offering in 1987, the Company was operated as a joint venture between First Mississippi Corporation ("First Mississippi") and Ashland. As participants in a joint venture, Ashland and First Mississippi negotiated the terms of many significant contracts to which the Company is a party. Certain of those contracts were with Ashland and First Mississippi, and, although the Company did not negotiate such contracts at arm's-length, the Company believes that its current commercial relationships with Ashland and First Mississippi are on terms no less favorable than could be obtained from unaffiliated third parties.

  Feedstock Supply Agreement. From fiscal year 1987 to December 23, 1996, the Company obtained all of its raw materials (urea and anhydrous ammonia) from First Mississippi and Mississippi Chemical Corporation ("Mississippi Chemical"), an unrelated party, out of the production of Triad Chemical, a joint venture between First Mississippi and Mississippi Chemical. Until mid-1988, First Mississippi provided all of the Company's urea and anhydrous ammonia out of its share of Triad's production under a feedstock supply agreement. In July 1988, the Company agreed to an assignment in which one-half of First Mississippi's obligation under the feedstock

                                    Sch I-8
supply agreement was assigned to Mississippi Chemical, and First Mississippi executed a stand-by agreement pursuant to which it agreed to supply urea and anhydrous ammonia to the Company to the extent of the assignment if Mississippi Chemical wrongfully ceased to make deliveries. The prices paid by the Company for urea and anhydrous ammonia relate to their market prices. From July 1, 1996 through December 23, 1996, the Company paid First Mississippi approximately $5.4 million for urea and anhydrous ammonia. On December 23, 1996, First Mississippi spun-off certain of its assets, including its investment in the Company, to ChemFirst and thereafter merged with Mississippi Chemical, so that the Company's feedstock agreement was solely with Triad Nitrogen, Inc. and guaranteed by Mississippi Chemical, both unrelated parties. On October 9, 1997, the Company entered into a new feedstock agreement with Triad Nitrogen, Inc. and also guaranteed by Mississippi Chemical.

  Payments to Triad for Certain Goods and Services. The Company obtains certain utilities and services from Triad, including clarified water, demineralized water and certain of its steam and air. In addition, the Company has agreed to share the expenses of certain basic services required for the operation of the Company's and Triad's facilities including, among others, a guard force, telephone equipment, road maintenance and shared legal costs. The Company's payment for services provided under the agreement is based on the actual cost of such services plus an overhead fee of 25%. The agreement may be terminated by either party without cause upon one year's notice or the shutdown of either Triad's or the Company's facilities. Prior to the December 23, 1996 spin-off referred to in the proceeding paragraph, Triad was 50% owned by First Mississippi. Payments for such services to Triad from July 1, 1996 through December 23, 1996 were approximately $208,000.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  Messrs. Prater, Reneau and Summerford serve on the Compensation Committee and Messrs. Prater and Reneau also serve on the Long-Term Incentive Plan Committee. Mr. Crook, Chairman of the Board of the Company, is a member of the Board of Directors of ChemFirst and Mr. Summerford is an executive officer of ChemFirst. As indicated above, ChemFirst holds approximately 22.7% of the outstanding Common Stock.

COMPENSATION COMMITTEE AND LONG-TERM INCENTIVE PLAN COMMITTEE REPORT ON EXECUTIVE COMPENSATION

 Policies and Programs

  The Company seeks to attract and retain executive officers who, in the judgment of the Board, possess the skill, experience and motivation to contribute significantly to the long-term success of the Company and enhance value for the Company's stockholders. The Compensation Committee and Long-Term Incentive Plan Committee follow a compensation policy designed to compensate the Company's executive officers with both cash and equity-based compensation in a program that takes into account both individual performance and contribution to corporate results.

  The compensation policies followed by these committees involve three components--base salary, annual incentive and long-term incentive compensation. Base salary compensation is determined by the impact the executive has on the Company, the skills and experience the executive brings to the job, competition in the marketplace for those skills and the potential of the executive in the job. The Compensation Committee reviews and approves base salary annually based on the executive's performance in comparison to the Board's and the Chief Executive Officer's expectations. In addition, the Compensation Committee in 1997 retained a consultant to assist in the determination of base salary.

  Annual incentive compensation payments for fiscal year 1997 under the Company's Annual Incentive Award Plan were based on a computation of the Company's rate of return on equity for the fiscal year compared to the prime rate during that period. Individual awards were also influenced by the Compensation Committee's evaluation of each individual's overall performance during the fiscal year. If in any fiscal year the Company does not have net earnings, the Company's executives will not be eligible for any payments under the Annual Incentive Award Plan. The Plan is reviewed annually to determine if changes and modifications are needed.

                                    Sch I-9

  Long-term incentive compensation generally consists of stock options awarded by the Long-Term Incentive Plan Committee. The size of a stock option award is based primarily on the executive's potential to contribute to the long-term growth of the Company. The value of the option once it vests (generally over a three-year period) depends upon the Company's performance as evidenced by the price appreciation of its Common Stock at the time the option is exercised. The Company's long-term incentive compensation is designed to provide significant financial rewards to the executives when shareholder value is added. The Company's long-term incentive compensation also attempts to align more closely the executive's interests with those of the Company's shareholders.

 Chief Executive Officer Compensation in 1997

  At its February 5, 1997 meeting, the Compensation Committee reviewed Mr. Huber's performance as Chief Executive Officer of the Company during the prior year. The report of an outside consultant was also reviewed to determine how Mr. Huber's salary compared to others in similar positions. Based upon its review of his performance and the result of the consultant's report, the Compensation Committee increased Mr. Huber's salary effective January 1, 1997 from $203,000 to $215,500. A subsequent salary increase in August 1997 to $238,250 brought Mr. Huber's salary up to the median salary level for comparable executives of similarly-situated companies.

  On August 14, 1996, the Long-Term Incentive Plan Committee granted Mr. Huber an option to purchase 10,000 shares of Common Stock at $7.125 per share (the market price at the date of grant) to compensate Mr. Huber for the role he was expected to play in the improvement of the Company's performance and in creating shareholder value in the future. Based on the Company's return on equity for fiscal year 1997 and the Compensation Committee's evaluation of Mr. Huber's performance during fiscal year 1997, the Compensation Committee, at its August 6, 1997 meeting, awarded him incentive compensation totaling $198,361.

 Section 162(m)

  Section 162(m) of the Internal Revenue Code of 1986, as amended, limits the Company's tax deduction to $1 million for compensation paid to the most highly paid executive officers in a single year. An exception to the $1 million limit is provided for "performance-based compensation" that meets certain requirements, including stockholder approval. The 1996 Incentive Plan has been structured to ensure that grants of options under the Plan will qualify as "performance based compensation" and be excluded in calculating the $1 million limit under Section 162(m).

PERSONNEL AND COMPENSATION COMMITTEE       LONG-TERM INCENTIVE PLAN COMMITTEE
  Nick H. Prater   Daniel D. Reneau         Nick H. Prater   Daniel D. Reneau
        R. Michael Summerford

                                   Sch I-10

PERFORMANCE GRAPH

  The following graph compares the cumulative total shareholder return on the Company's Common Stock for the last five fiscal years with the CRSP Total Return Index for the NASDAQ Stock Market (US Companies) and an index composed of a group of peer issuers. The members of the peer group were selected by the Company based upon size and type of business. The peer group includes the following companies: Kinark Corporation, High Plains Corporation and Detrex Corporation.


                             [GRAPH APPEARS HERE]


                                            TOTAL RETURN FOR THE FISCAL YEAR
                                         ---------------------------------------
                                         1992  1993   1994   1995   1996   1997
                                         ---- ------ ------ ------ ------ ------
Melamine Chemicals...................... 100  110.53 129.6  189.47 192.1  289.47
Nasdaq US............................... 100  125.76 126.97 169.48 217.57 264.59
Peer Group.............................. 100   97.72 115.12 111.56  81.95  88.31

                                   Sch I-11